Exhibit 99.1

712 Fifth Avenue, L.P.

and Subsidiaries

(A New York Limited Partnership)

Consolidated Financial Statements as of December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015 and Independent Auditors’ Report

712 FIFTH AVENUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

Exhibit 99.1

INDEPENDENT AUDITORS’ REPORT

To the Partners of

712 Fifth Avenue, L.P. and Subsidiaries:

We have audited the accompanying consolidated financial statements of 712 Fifth Avenue, L.P. and Subsidiaries (the “Partnership”), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in partners’ deficit, and cash flows for the years ended December 31, 2017, 2016 and 2015, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 712 Fifth Avenue, L.P. and Subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years ended December 31, 2017, 2016 and 2015 in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

February 15, 2018

712 FIFTH AVENUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)	December 31, 2017	December 31, 2016
ASSETS
Rental property, at cost
Land	$68,163	$68,163
Buildings and improvements	262,034	258,078
	330,197	326,241
Accumulated depreciation and amortization	(128,156)	(118,609)
Rental property, net	202,041	207,632
Cash and cash equivalents	31,511	18,430
Restricted cash	4,726	75
Accounts and other receivables	296	300
Deferred rent receivable	13,456	12,791
Deferred charges, net of accumulated amortization of $7,216 and $6,473	7,848	8,906
Other assets	196	199
Total assets	$260,074	$248,333

LIABILITIES AND PARTNERS' DEFICIT
Mortgage note payable, net of deferred financing cost of $3,868 and $510	$296,132	$224,490
Credit facility payable	-	21,500
Accounts payable and accrued expenses	4,435	3,460
Interest rate swap liabilities	-	5,037
Other liabilities	180	286
Total liabilities	300,747	254,773

Partners' deficit	(40,673)	(6,440)
Total liabilities and partners' deficit	$260,074	$248,333

See notes to consolidated financial statements.

712 FIFTH AVENUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
(Amounts in thousands)	2017	2016	2015
REVENUES:
Rental income	$50,734	$50,228	$49,382
Tenant reimbursement income	5,182	4,495	4,758
Other income	1,620	1,850	1,235
Total revenues	57,536	56,573	55,375
EXPENSES:
Operating	24,438	22,826	22,956
Depreciation and amortization	12,128	12,127	11,764
Total expenses	36,566	34,953	34,720
Operating income	20,970	21,620	20,655
Unrealized gain on interest rate swaps	1,896	4,109	4,223
Interest and debt expense	(11,131)	(11,060)	(11,410)
Net income	$11,735	$14,669	$13,468

See notes to consolidated financial statements.

712 FIFTH AVENUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ DEFICIT

(Amounts in thousands)	General Partners	Limited Partners	Total Partners' Deficit

Balance as of January 1, 2015	$(176)	$(8,692)	$(8,868)
Net income	270	13,198	13,468
Distributions	(194)	(9,512)	(9,706)
Balance as of December 31, 2015	(100)	(5,006)	(5,106)
Net income	294	14,375	14,669
Distributions	(320)	(15,683)	(16,003)
Balance as of December 31, 2016	(126)	(6,314)	$(6,440)
Net income	234	11,501	11,735
Distributions	(920)	(45,048)	(45,968)
Balance as of December 31, 2017	$(812)	$(39,861)	$(40,673)

Partnership interests as of December 31, 2017, 2016, 2015	2.00%	98.00%	100.00%

See notes to consolidated financial statements.

712 FIFTH AVEUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
(Amounts in thousands)	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,735	$14,669	$13,468
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,128	12,127	11,764
Unrealized gain on interest rate swaps	(1,896)	(4,108)	(4,224)
Straight-lining of rental income	(665)	(312)	821
Amortization of deferred financing costs	749	408	408
Changes in operating assets and liabilities:
Accounts and other receivables	4	879	(834)
Deferred charges	(864)	(1,035)	(2,576)
Other assets	3	112	72
Accounts payable and accrued expenses	1,036	(1,441)	1,507
Other liabilities	(106)	(245)	(620)
Net cash provided by operating activities	22,124	21,054	19,786

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to rental property	(4,676)	(4,210)	(2,285)
Cash used in investing activities	(4,676)	(4,210)	(2,285)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to the partners	(45,968)	(16,003)	(9,706)
Principal payments under capital lease obligation	-	-	(12,110)
Repayment of the mortgage note payable	(246,500)	-	-
Settlement of swap liability	(3,141)	-	-
Proceeds from mortgage note payable	300,000	-	-
Additions to deferred financing costs	(4,107)	-	-
Net cash provided by (used in) financing activities	284	(16,003)	(21,816)

Net increase in cash and cash equivalents and restricted cash	17,732	841	(4,315)
Cash and cash equivalents and restricted cash at beginning of period	18,505	17,664	21,979
Cash and cash equivalents and restricted cash at end of period	$36,237	$18,505	$17,664

Reconciliation of Cash and Cash Equivalents and Restricted Cash:
Cash and cash equivalents at beginning of period	$18,430	$17,341	$9,612
Restricted cash at beginning of period	75	323	12,367
Cash and cash equivalents and restricted cash at beginning of period	$18,505	$17,664	$21,979

Cash and cash equivalents at end of period	$31,511	$18,430	$17,341
Restricted cash at end of period	4,726	75	323
Cash and cash equivalents and restricted cash at end of period	$36,237	$18,505	$17,664

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash payments for interest	$10,032	$10,688	$11,045

NON-CASH TRANSACTIONS:
Additions to real estate included in accounts payable and accrued expenses	$1,110	$1,170	$1,593
Write-off of fully amortized and/or depreciated assets	$4,681	$3,394	$2,791

See notes to consolidated financial statements.

712 FIFTH AVENUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.Organization

712 Fifth Avenue, L.P. (A New York Limited Partnership), (the “Partnership”) was formed on March 19, 1998. On June 24, 1998, the Partnership acquired an office building along with its underlying land (the “Property”), which is located in New York City and known as “712 Fifth Avenue”. On January 2, 2015, the Partnership acquired the land underlying the building which was subject to a ground lease for $12,300,000 (including certain fees relating to the acquisition).

On November 24, 2014, the OP obtained ownership in 712 Fifth Avenue G.P., L.L.C. and Milton 712, LLC, giving the OP a 50% effective ownership in the Partnership.

On June 13, 2017, the Partnership transferred its interest in the Property to 712 Fifth Avenue Owner LP, a wholly owned subsidiary of the Partnership.

2.Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). These consolidated financial statements include the accounts of the Partnership and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Rental Property

Rental property is carried at cost, net of accumulated depreciation and amortization. Betterments, major renovations and certain costs directly related to the improvement of rental property are capitalized. Maintenance and repair expenses are charged to expense as incurred.  Depreciation is recognized on a straight-line basis over estimated useful lives of the assets, which range from 5 to 39 years.  Tenant improvements are amortized on a straight-line basis over the lives of the related leases, which approximate the useful lives of the assets.

Rental property is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment exists when the carrying amount of an asset exceeds the aggregate projected future cash flows over the anticipated holding period on an undiscounted basis. An impairment loss is measured based on the excess of the rental property’s carrying amount over its estimated fair value. Impairment analyses are based on current plans, intended holding periods and available market information at the time the analyses are prepared. If our estimates of the projected future cash flows, anticipated holding periods, or market conditions change, our evaluation of impairment losses may be different and such differences could be material to the consolidated financial statements. The evaluation of anticipated cash flows is subjective and is based, in part, on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. Plans to hold properties over longer periods decrease the likelihood of recording impairment losses.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments purchased with an original maturity of three months or less. The majority of the Partnership’s cash and cash equivalents are held at major commercial banks, which may at times exceed the Federal Deposit Insurance Corporation limit. To date, the Partnership has not experienced any losses on its invested cash.

Restricted Cash

Restricted cash consists of security deposits held on behalf of our tenants and monies escrowed for outstanding leasing obligations of the Property.

712 FIFTH AVENUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under the lease agreements. We also maintain an allowance for deferred rent receivable as necessary. This receivable arises from earnings recognized in excess of amounts currently due under the lease agreements. Management exercises judgment in establishing these allowances and considers payment history and current credit status in developing these estimates. There was no allowance recorded as of December 31, 2017 and December 31, 2016.

Deferred Financing Costs Related to Mortgage Note Payable

Deferred financing costs related to mortgage note payable consists of fees and direct costs incurred in obtaining such financing. These costs are presented as a reduction of our mortgage note payable liability and are amortized over the terms of the loan agreement as a component of “interest and debt expense” in the consolidated statements of operations.

Deferred Charges

Deferred charges include deferred lease costs, which consist of fees and direct costs related to successful leasing activities. Such costs are amortized on a straight-line basis over the lives of the related leases as a component of “depreciation and amortization” in the consolidated statements of operations.

Revenue Recognition

Rental Income

Rental income includes base rents that each tenant pays in accordance with the terms of its respective lease and is reported on a straight-line basis over the non-cancellable term of the lease, which includes the effects of rent steps and rent abatements under the leases. The Partnership commences rental revenue recognition when the tenant takes possession of the leased space or controls the physical use of the leased space and the leased space is substantially ready for its intended use. Differences between rental income recognized and amounts due under the respective lease agreements are recorded as an increase or decrease to “deferred rent receivable” on the consolidated balance sheets.

Tenant Reimbursement Income

Tenant reimbursement income includes revenue arising from tenant leases which provide for the recovery of all or a portion of the operating expenses and real estate taxes of the property. This revenue is earned in the same period as the expenses are incurred.

Fair Value of Financial Instruments

Accounting Standard Codification (“ASC”) Topic 820, Fair Value Measurement and Disclosures, defines fair value and establishes a framework for measuring fair value.  The objective of fair value is to determine the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).  ASC Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels: Level 1 – quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities; Level 2 – observable prices that are based on inputs not quoted in active markets, but corroborated by market data; and Level 3 – unobservable inputs that are used when little or no market data is available. The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In determining fair value, the Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as consider counterparty credit risk in our assessment of fair value.  Considerable judgment is necessary to interpret Level 2 and 3 inputs in determining the fair value of the Partnership’s financial and non-financial assets and liabilities.  Accordingly, the Partnership’s fair value estimates, which are made at the end of each reporting period, may be different than the amounts that may ultimately be realized upon sale or disposition of these assets or settlement of these liabilities.

712 FIFTH AVENUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest Rate Swaps

The Partnership manages its market risk on variable rate debt by entering into interest rate swaps to fix all or portion of the debt for varying periods through maturity. Theses interest rate swaps are accounted for as derivative instruments and, pursuant to ASC Topic 815, Derivatives and Hedging, are recorded on the consolidated balance sheets at fair value. Interest rate swaps are valued by a third-party specialist. The valuation of these interest rate swaps is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each swap. This analysis reflects the contractual terms of the interest rate swaps and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. Interest rate swaps are classified as Level 2 in the fair value hierarchy.

Income Taxes

The Partnership, itself, is not subject to U.S. federal or state income taxes.  The taxable income or loss applicable to the operations of the Partnership is included in the income tax returns of the partners.  Generally, New York City imposes an unincorporated business tax (“UBT”) on partnerships engaged in a trade or business in New York City.  However, New York City provides an exemption for unincorporated businesses engaged in certain real estate activities, including acquiring, holding, and disposing of real estate assets for its own account.  The Partnership qualifies for this exemption and files its New York City UBT tax returns accordingly.  As such, no provision for income taxes is reflected in the accompanying consolidated financial statements.

The Partnership files a U.S. federal, New York State and New York City tax return.  As of December 31, 2017, the Partnership’s tax years for 2014, 2015, and 2016 are subject to examination by tax authorities.  For all open tax years, the Partnership has concluded that there are no uncertain tax positions that would require recognition in the accompanying consolidated financial statements.  The Partnership uses a more-likely-than-not threshold to determine whether or not a tax position should be recognized and reflected in a tax return.  The Partnership’s policy is, if necessary, to account for interest and penalties related to uncertain tax positions as a component of its income tax provision.

Further, each partners’ share of net assets reflected in the accompanying consolidated financial statements differ from amounts reported in the Partnership’s U.S. federal tax return because of differences between U.S. GAAP and federal income tax basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Partnership to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and the notes thereto. Actual results could differ from these estimates.

Reclassification

Certain prior year balances have been reclassified to conform to current year presentation.

Recently Issued Accounting Pronouncements Not Impacting Our Financial Statements

In August 2016, the FASB issued ASU 2016-15, an update to ASC Topic 230, Statement of Cash Flows to provide guidance for areas where there is diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2017, with early adoption permitted. The Partnership adopted the provisions of ASU 2016-15 retrospectively on January 1, 2017. This adoption did not have an impact on the consolidated financial statements.

712 FIFTH AVENUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In October 2016, the FASB issued ASU 2016-17, an update to ASC Topic 810, Consolidation. ASU 2016-17 requires a reporting entity to consider only its proportionate indirect interest in the VIE held through a common control party in evaluating whether it is the primary beneficiary of a VIE. Currently, ASU 2015-02 requires the reporting entity to treat the common control party’s interest in the VIE as if the reporting entity held the interest itself. ASU 2016-17 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2016. The Partnership adopted the provisions of ASU 2016-17 on January 1, 2017. This adoption did not have an impact on the consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, an update to ASC Topic 815, Derivatives and Hedging. ASU 2017-12 improves transparency and understandability of information by better aligning the financing reporting for hedging relationships with the risk management activities. ASU 2017-12 also simplifies the application of hedge accounting through changes in both the designation and measurement of qualifying hedging relationships. ASU 2017-12 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2018, with early adoption permitted. The Partnership is evaluating the impact of ASU 2017-12 but do not believe the adoption will have an impact on the consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, an update to ASC Topic 606, Revenue from Contracts with Customers. ASU 2014-09, as amended, supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of this guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. This guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This guidance is effective for fiscal years beginning after December 15, 2017, and for interim periods within those fiscal years, and can be applied using a full retrospective or modified retrospective approach. The Partnership plans to implement ASU 2014-09 on January 1, 2018, using the modified retrospective approach. This adoption will not have a material impact on the consolidated financial results, but will require additional disclosures on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, an update to ASC Topic 842, Leases. ASU 2016-02 amends the existing guidance for lease accounting, including requiring lessees to recognize most leases on their balance sheets. ASU 2016-02 requires lessees to apply a dual approach, classifying leases as either financing or operating and recording a right-of-use asset and a lease liability for all leases with a term greater than 12 months. ASU 2016-02 requires lessors to account for leases using an approach that is substantially similar to existing guidance for sales-type leases, direct financing leases and operating leases. ASU 2016-02 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2018, with early adoption permitted. The Partnership plans to adopt the provisions of ASU 2016-02 on January 1, 2019 using the modified retrospective approach. While the Partnership believes that the key changes in ASU 2016-02 relate to the separation of and allocation of consideration to, lease component (rental income) and non-lease components (revenue related to various services the Partnership provides), the Partnership continues to evaluate the other potential implications that this update will have on the consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, an update to ASC Topic 230, Statement of Cash Flows to provide guidance on classification and presentation of changes in restricted cash on the statement of cash flows. ASU 2016-18 requires that an entity’s reconciliation of the beginning-of-period and end-of-period total amounts shown on the statement of cash flows to include restricted cash with cash and cash equivalents. ASU 2016-18 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2017, with early adoption permitted. The Partnership adopted the provisions of ASU 2016-18 on January 1, 2017. This adoption impacted the presentation of the consolidated statements of cash flows, as well as require additional disclosures to reconcile cash and cash equivalents and restricted cash on the consolidated balance sheets to the consolidated statements of cash flows.

3.Related Party Transactions

The Property is managed by a subsidiary of the OP. For the years ended December 31, 2017, 2016 and 2015, the Partnership incurred $2,021,000, $1,982,000 and $1,939,000 in property and asset management fees, respectively, included in “operating expenses” in the consolidated statements of operations.

For the years ended December 31, 2017, 2016 and 2015, the Partnership also incurred $217,000, $184,000 and $115,000 in construction fees, respectively, included in “building and improvements” and $431,000, $200,000 and $254,000 in leasing fees, respectively, included in “deferred charges, net” in the consolidated balance sheets.

712 FIFTH AVENUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.Mortgage Note Payable

On March 27, 2008, the Partnership obtained a $160,000,000 loan secured by a mortgage. Subject to certain conditions, the loan has two earn out advances, which in aggregate with the initial loan cannot exceed $285,000,000. On June 27, 2008, the Partnership increased the loan by $65,000,000 (the “First Earn-out Advance”). The proceeds from the First Earn-out Advance were distributed to the partners.

The loan allowed for an unsecured revolving line of credit (the “Credit Facility”) in the amount of $30,000,000 to be used for leasing of space at the Property.

The loan and the Credit Facility were scheduled to mature on March 27, 2018.

On June 13, 2017, the Partnership obtained a $300,000,000 loan secured by a mortgage (the “Loan”).  The proceeds from the Loan were used to satisfy the existing $225,000,000 loan and $21,500,000 Credit Facility.  The remaining proceeds of $40,000,000 from the financing were distributed to the partners.  The Loan is interest only and has a fixed rate of 3.39% with a maturity date of July 7, 2027.

Pursuant to the Loan, the Partnership was required to fund approximately $5,836,000 into an escrow account for outstanding leasing obligations as of the closing date.  The Partnership can request reimbursement from the account for costs incurred in the performance of these leasing obligations.  Obligations for free rent are reimbursed to the Partnership in accordance with the Loan’s schedule of free rent obligations.  At December 31, 2017, the escrow account balance was $4,180,000.

The terms of the Partnership’s mortgage debt and certain side letters in place include certain restrictions and covenants which may limit, among other things, the incurrence of additional indebtedness and liens and require compliance with certain covenants. As of December 31, 2017, the Partnership believes it is in compliance with all of the Partnership’s covenants.

In conjunction with the Loan, the Partnership incurred approximately $4,107,000 in financing costs. These costs have been capitalized and are being amortized using the straight-line method which approximates the effective interest method, over the term of the Loan.

5.	Interest Rate Swaps

The Partnership had interest rate swaps with an aggregate notional amount of $135,000,000 that were not designated as hedges. Changes in the fair value of interest rate swaps that are not designated as hedges are recognized in earnings. For the years ended December 31, 2017, 2016 and 2015, the Partnership recognized unrealized gain of $1,896,000, $4,108,000 and $4,224,000, respectively, from the changes in the fair value of these interest rate swaps. The Partnership repaid the outstanding swap liability of $3,141,000 in conjunction with the loan refinancing.

6.Partners’ Deficit

The partnership agreement provides that distributions of cash shall be made in accordance with the budget as approved by the general partners. Distributions shall be made to the partners pro rata in accordance with their ownership interests and, to the extent available, shall include sufficient funds for the partners to pay any federal, state or local income taxes due to their proportionate share of the partnership’s income or loss.

Net profit or loss of the Partnership is allocated among the partners in accordance with their ownership interests. The partnership agreement in certain instances prohibits the allocation of losses to a partner to the extent that such an allocation would create or increase a negative capital account as defined in the partnership agreement.

7.Rental Income

The Partnership leases office, commercial and storage space in the building to tenants through operating leases expiring over the next 12 years. The leases require fixed minimum monthly payments over the terms of the leases and also adjustments to rent based on increases in real estate taxes, operating expenses, and utility usage.

712 FIFTH AVENUE, L.P. AND SUBSIDIARIES

(A NEW YORK LIMITED PARTNERSHIP)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a schedule of future minimum rentals on non-cancelable operating leases as of December 31, 2017:

(Amounts in thousands)
2018	$47,745
2019	43,387
2020	38,651
2021	31,372
2022	28,488
Thereafter	69,694

A major tenant’s lease, occupying 15.8% of the building, expires on February 28, 2021.

In 2017, 2016 and 2015, tenants at the Property terminated their leases prior to the lease expiration date resulting in termination income of approximately $937,000, $436,000 and $622,000, respectively.

8.Commitments and Contingencies

Insurance

The Partnership carries commercial general liability coverage on the Property, with limits of liability customary within the industry. Similarly, the Partnership is insured against the risk of direct and indirect physical damage to the Property including coverage for the perils such as floods, earthquakes and windstorms. The Partnership’s policies also cover the loss of rental income during an estimated reconstruction period. The Partnership’s policies reflect limits and deductibles customary in the industry and specific to the building. The Partnership currently has coverage for losses incurred in connection with both domestic and foreign terrorist-related activities. While the Partnership does carry commercial general liability insurance, property insurance and terrorism insurance with respect to the Property, these policies include limits and terms the Partnership considers commercially reasonable. In addition, there are certain losses (including, but not limited to, losses arising from known environmental conditions or acts of war) that are not insured, in full or in part, because they are either uninsurable or the cost of insurance makes it, in the Partnership’s belief, economically impractical to maintain such coverage. Should an uninsured loss arise against the Partnership, the Partnership would be required to use its own funds to resolve the issue, including litigation costs. The Partnership believes the policy specifications and insured limits are adequate given the relative risk of loss, the cost of the coverage and industry practice and, in consultation with the Partnership’s insurance advisors, the Partnership believes the Property is adequately insured.

Other Commitments and Contingencies

The Partnership is a party to various claims and routine litigation arising in the ordinary course of business. Some of these claims or others to which the Partnership may be subject from time to time may result in defense costs against the Partnership, some of which are not, or cannot be, covered by insurance. Payment of any such costs, settlements, fines or judgments that are not insured could have an adverse impact on the Partnership’s financial position and results of operations. In addition, certain litigation or the resolution of certain litigation may affect the availability or cost of some of the Partnership’s insurance coverage, which could adversely impact the Partnership’s results of operations and cash flow.

As of December 31, 2017, the Partnership had $1,253,000 of commitments relating to tenant improvements and capital expenditures.

9.Subsequent Events

No events have occurred after December 31, 2017, but before February 15, 2018, the date the consolidated financial statements were available to be issued, that require consideration as adjustments to, or disclosures in, the consolidated financial statements.

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